

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2012

Via E-mail
Víctor Grifols Roura
Chairman of the Board of Directors and
Chief Executive Officer
Grifols SA
Avinguda de la Generalitat, 152-158
Parc de Negocis Can Sant Joan
Sant Cugat del Vallès 08174
Barcelona, Spain

      Re: **Grifols SA**
                 Form 20-F for the Fiscal Year Ended December 31, 2011
                 Filed March 29, 2012
                 File No. 001-35193

Dear Mr. Roura:

We have reviewed your June 11, 2012 response to our May 25, 2012 letter and have the following comments.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 5. Operating and Financial Review and Prospects
A. Operating Results
Critical Accounting Policies
(f) Revenue Recognition, page 66

1. Please refer to your response to comment 3. It is not clear whether your proposed table includes amounts recorded as a result of adjustments to prior year's estimates. Please provide us proposed disclosure to be included in future periodic that clarifies whether any adjustments recorded related to estimates of prior periods have been material.

Notes to Consolidated Financial Statements
(3) Business Combinations
(a) Talecris Biotherapeutics Holdings Corp. and subsidiaries, page F-18

2. Please refer to your responses to comments 5 and 6. Please address the following additional comments:
    *   Please provide us proposed disclosure to be included in future periodic reports to clarify that all of the items included in currently marketed products relate to the acquired product Gamunex.
    *   Please tell us why it is appropriate to treat the doctor- patient relationships as a single asset with the product rights, regulatory approval documentation and brand name intangible assets associated with Gamunex. In this regard, please explain how the doctor- patient relationships intangible assets lives extend to 30 years and therefore are similar to the other identified intangible assets.
    *   Please tell us why you do not amortize your currently marketed intangible assets on some accelerated basis. In this regard, paragraph 97 of IAS 38 requires the amortization of intangible assets using a method that reflects the pattern in which the future economic benefits of the assets are expected to be consumed. In this regard, it appears that during the life-cycle of any pharmaceutical product, the economic benefits are higher in the early years in which market exclusivity exists and lower in later years when generic competition is introduced. If you believe you cannot reliably determine the expected pattern of consumption of the future economic benefits, please tell us why not in light of your experience in the market and the experience of other market participants.

    You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jeffrey P. Riedler for

Jim B. Rosenberg
Senior Assistant Chief Accountant